
Mail Stop 4720   March 8, 2011

Mr. Michael D. Kishbauch
President and Chief Executive Officer
Achillion Pharmaceuticals, Inc.
300 George Street
New Haven, Connecticut 06511-6624

>   **Re: Achillion Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 3, 2011**
>   **File No. 333-172954**

Dear Mr. Kishbauch:

We have limited our review of your filing to the issues we have addressed in the following comment. If you do not believe that our comment applies to your facts and circumstances, or do not believe further action is appropriate, please tell us why in your response letter.

Form S-3

Incorporation of Certain Information by Reference, page 10

1. We note that your registration statement incorporates by reference information from your annual report on Form 10-K for the year ended December 31, 2010. This filing does not contain information in Part III that is required by Form 10-K. Prior to requesting acceleration of effectiveness of the subject registration statement, please amend your Form 10-K filing to include Part III information or file the definitive proxy statement to incorporate this information into your filing. In addition, we note your filing currently incorporates by reference your definitive proxy statement for the past year. Your filing must be complete before we take final action on the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director

cc: Alex Binkley, Esq.
     Wilmer Cutler Pickering Hale and Dorr LLP
     399 Park Avenue
     New York, New York 10022